UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

BREF HR, LLC
(Name of Issuer)

Class A Units
(Title of Class of Securities)

N/A
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.N/A		13G	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON BREF HR Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER ** (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER ** (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ** (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (see Item 4)
12	TYPE OF REPORTING PERSON* OO
*SEE INSTRUCTION BEFORE FILLING OUT

Page 2 of 9 Pages

CUSIP No.N/A		13G	Page 3 of 9 Pages
1	NAME OF REPORTING PERSON Andrea Sue Balkan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER ** (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER ** (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ** (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Page 3 of 9 Pages

CUSIP No. N/A		13G	Page 4 of 9 Pages
1	NAME OF REPORTING PERSON Barry Stuart Blattman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER ** (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER ** (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ** (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Page 4 of 9 Pages

CUSIP No. N/A		13G	Page 5 of 9 Pages
1	NAME OF REPORTING PERSON Theresa Ann Hoyt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER ** (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER ** (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ** (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Page 5 of 9 Pages

CUSIP No. N/A		13G	Page 6 of 9 Pages
1	NAME OF REPORTING PERSON William Mitchell Powell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER ** (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ** (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Page 6 of 9 Pages

Item 1(a)	Name of Issuer:

BREF HR, LLC (the “Issuer”)

Item 1(b)	Address of Issuer's Principal Executive Offices:

Three World Financial Center
200 Vesey Street, 11th Floor
New York, NY 10281

Items 2(a) and 2(b)	Name of Person Filing and Principal Business Office:

This statement is filed by: BREF HR Management, LLC (“BREF Management”), Andrea Sue Balkan (“Balkan”), Barry Stuart Blattman (“Blattman”), Theresa Ann Hoyt (“Hoyt”) and William Mitchell Powell (“Powell”).

The principal business office address of each of BREF Management, Balkan, Blattman, Hoyt and Powell is: c/o Brookfield Financial, LLC, Three World Financial Center, 200 Vesey Street, 11th Floor, New York, NY 10281.

Each of BREF Management, Balkan, Blattman, Hoyt and Powell have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(c)	Citizenship:

BREF Management is a Delaware limited liability company. Each of Balkan, Blattman, Hoyt and Powell are citizens of the United States of America.

Item 2(d)	Title of Class of Securities:

Class A Units

Item 2(e)	CUSIP:

Not Applicable.

Item 3	Not Applicable.

Page 7 of 9 Pages

Item 4	Ownership:

**BREF Management is the sole Class A Member and sole holder of the Class A Units. Each of Balkan, Blattman, Hoyt and Powell is a member of BREF Management and, by reason of certain veto rights, may be deemed to beneficially own 100% of the Class A Units.

BREF Management is the beneficial owner of the following Class A Units:
(a) Amount beneficially owned: **
(b) Percent of class: 100%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: **
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: **

Balkan is the beneficial owner of the following Class A Units:
(a) Amount beneficially owned: **
(b) Percent of class: 100%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: **
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: **

Blattman is the beneficial owner of the following Class A Units:
(a) Amount beneficially owned: **
(b) Percent of class: 100%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: **
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: **

Hoyt is the beneficial owner of the following Class A Units:
(a) Amount beneficially owned: **
(b) Percent of class: 100%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: **
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: **

Powell is the beneficial owner of the following Class A Units:
(a) Amount beneficially owned: **
(b) Percent of class: 100%
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: **
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: **

Page 8 of 9 Pages

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not Applicable.

Item 10	Certification:

Not Applicable

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012

BREF HR MANAGEMENT, LLC

By:        /s/ Theresa Ann Hoyt
Name:  Theresa Ann Hoyt
Title:   Authorized Representative

   /s/ Andrea Sue Balkan
Andrea Sue Balkan

  /s/ Barry Stuart Blattman
Barry Stuart Blattman

  /s/ Theresa Ann Hoyt
Theresa Ann Hoyt

  /s/ William Mitchell Powell
William Mitchell Powell